SIMPSON THACHER & BARTLETT
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600

FACSIMILE (852) 2869-7694
DIRECT DIAL NUMBER +852-2514-7650		E-MAIL ADDRESS clin@stblaw.com

February 13, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Ms. Claire DeLabar, Staff Accountant

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Focus Media Holding Limited
Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2010
Filed January 20, 2012
File No. 000-51387

Dear Mr. Spirgel, Mr. French, Ms. DeLabar, Ms. Murphy and Ms. Beukenkamp:

On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above in response to the comment letter, dated January 30, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

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Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Youngjin Sohn  Kathryn King Sudol  Christopher Wong  Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LOS ANGELES    LONDON     PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT	2

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors, page 7

1.	Refer to the disclosure of net revenue from your PRC operating affiliates through contractual arrangements on page 8. Please revise the disclosure to also disclose the assets of the PRC operating affiliates, since the assets of these affiliates are 32% of your total assets. Also, please expand the Liquidity section of MD&A to discuss the reasons for the concentration of assets in affiliates that generate such a small proportion of your net revenues.

The Company respectfully advises the Staff that, in the early stages of our corporate history, in light of limitations on foreign ownership in the advertising industry, the Company conducted a significant portion of its operations through its PRC operating affiliates. Further, the Company expanded its operations through acquisitions in the past and such acquisitions were conducted by or structured as PRC operating affiliates. As such, the goodwill associated with these acquisitions of $397.8 million as of December 31, 2010 is recorded on the books of the PRC operating affiliates.

Subsequently, over time, the indirect PRC operating subsidiaries have obtained the requisite licenses for operating in the advertising industry. Accordingly, the Company has gradually shifted its business and most of the operating contracts for its business, including certain revenue-generating advertising contracts, to entities in which it holds equity interests, the indirect PRC operating subsidiaries.

As a result, the PRC operating affiliates accounted for 4% of the Company’s revenue for the year ended December 31, 2010 and, excluding goodwill, assets of the PRC operating affiliates account for only 3% of the Company’s total assets as of December 31, 2010. This has allowed the Company to significantly reduce its exposure to risks associated with the PRC operating affiliate structure. Accordingly, the Company respectfully submits that there is no significant concentration of assets held by the PRC operating affiliates, other than goodwill.

The Company supplementally advises the Staff that the PRC operating affiliates and the PRC operating subsidiaries are within the same reporting unit for purposes of testing the goodwill in accordance with the guidance in ASC 350.

The Company has expanded the referenced disclosure on pages 9 and 98 of the amended Form 20-F to discuss the nature of the assets held by the PRC operating affiliates.

SIMPSON THACHER & BARTLETT	3

Business Overview, page 40

LCD display network, page 42

2.	We note your response to comment 6 from our letter dated December 22, 2011. Please tell us more about the report issued in 2011 by CTR, a Chinese market research firm. Specifically, discuss whether this was an independent report or whether it was commissioned by you.

The Company respectfully advises the Staff that the Company commissioned the report from CTR in order to obtain a third-party perspective on its LCD display network and to improve its understanding of its business operations. The Company has revised the referenced disclosure on page 42 of the amended Form 20-F to clarify that it was a commissioned report.

Our Corporate Structure and Contractual Arrangements, page 55

3.	We note that you disclose on pages 8 and 57 that 96% of your net revenue was generated by your “indirect PRC operating subsidiaries.” Please expand the disclosure to clarify whether the indirect PRC operating subsidiary revenues are from your WFOE, which appears to derive most of its own revenue from contractual arrangements based on the organization chart on page 56. Consider including the amount of revenues for 2010 for each of the entities on the organization chart to clarify the nature of the revenues for the reader.

The Company notes that 96% of its net revenue was generated by its indirect PRC operating subsidiaries, in which it has equity interests and for which it is not reliant on contractual arrangements, while 4% of its net revenue was generated by its PRC operating affiliates, which it controls through contractual arrangements. The Company has revised the referenced disclosure on pages 9 and 63 of the amended Form 20-F by providing additional detail.

The Company also respectfully advises the Staff that it does not believe disclosure of revenues on an entity-by-entity basis is particularly relevant or beneficial to investors. The Company sells advertising time and space on its networks according to a number of different packages, which can include one city, several cities or even all cities. Accordingly, entity-level disclosure on revenue would not provide meaningful information to investors. In addition, as the Company has a large number of operating subsidiaries and affiliates, with many entities generating an immaterial percentage of the Company’s revenues viewed from the perspective of the Company’s business as a whole, the Company would have to devote considerable resources to provide such entity-by-entity breakdowns presently and on an ongoing basis. Accordingly, the Company believes that such disclosure would not be appropriate.

SIMPSON THACHER & BARTLETT	4

4.	We note your response to comments 8 and 9 from our letter dated December 22, 2011 including the Annex provided as part of your response dated January 20, 2012. Please revise your Form 20-F to include the following:

•	Revise your disclosure to provide the table included in the Annex to your response to comments 8 and 9.

•

Revise your footnotes and amend the organizational chart on page 56 to clearly present your organizational structure. For example, revise your chart to include the names of your WFOE operating subsidiaries. Similarly, revise the next level of the ownership structure to clearly present and names of the “Other Focus Media Operating Subsidiaries.”

•

Revise each level of your corporate structure to adequately reflect layers of ownership. For example, we note that in the Annex to your response, you list Shanghai Focus Media Digital Information Technology Co., Ltd. under the heading “Subsidiary of WFOE Operating Subsidiaries.” The next heading, “Other Focus Media Operating Subsidiaries — Subsidiaries of Shanghai Focus Media Digital Information Technology Co., Ltd.,” discloses Shanghai Focus Media Digital Information Technology Co., Ltd.’s 100% ownership of Changsha Frame Advertisement Co., Ltd., but this additional layer is not reflected on your organizational chart. By further example, the third entity under this heading, Focus Media Cultural Transmission Co., Ltd., is wholly-owned by Shanghai Focus Media Defeng Advertisement & Communications Co., Ltd., an entity that is not disclosed elsewhere.

•

Similarly, apply the same approach to the entities falling under the category currently identified on your organization chart on page 56 as “Other PCR Operating Affiliates,” revising your disclosure accordingly.

•

Where there is a significant amount of entities falling under an operating subsidiary or operating affiliate, a footnote listing the names of the entities or a breakout organization chart detailing a segment of the greater organization structure is appropriate.

•

Please amend your organizational chart and table of entities provided in the Annex to use uniform conventions for entity names and clearly identify the full name of an entity where a convention may be later used.

SIMPSON THACHER & BARTLETT	5

•

Amend your disclosure, including the Annex to be included in your amended Form 20-F, to clearly indicate which entity you are referring. For example, under the heading “Other PRC Operating Affiliates — Affiliates of Focus Media Advertisement” the fourth Company Name listed is Dongguan Focus Media Advertisement Co., Ltd. The shareholders of the company are listed as Focus Media Advertisement (90%) and Shanghai Focus Media Advertising Co., Ltd. (10%). However, looking to the organization chart on page 56 of the Form 20-F, Shanghai Focus Media Advertisement Co., Ltd. uses the convention “Focus Media Advertisement.” There are several other entities listed under the “Other PRC Operating Affiliates — Affiliates of Focus Media Advertisement” heading similarly presented. Please reconcile, revising the Annex table and organization chart, and Supplemental Information on page 1 as appropriate.

The Company has revised the referenced disclosure on pages 57 to 63 of the amended Form 20-F in response to the Staff’s comment.

Item 5. Operating and Financial Review and Prospects, page 59

Overview, page 59

5.	We note your response to comment 10 from our letter dated December 22, 2011 including a description of two separate Management Entities, one controlled by your CEO, Jason Jiang, and the other controlled by Ng Chi Fung. Please tell us the names of these two Management Entities and what percentage of the proposed 19% allotted to the Management Entities would be held by Mr. Jiang should the transaction be completed.

The Company respectfully advises the Staff that the names of the two Management Entities are “Accent Asia Limited” and “AdLite Limited”, both of which are British Virgin Islands companies. Had the transactions been completed, Mr. Jiang, through his ownership stake in AdLite Limited would have had a 7.26% interest in OOH.

However, the Company respectfully notes that the OOH transactions have been terminated. As a result of such termination, ownership interests in OOH will not be transferred pursuant to such transactions and Mr. Jiang will not in fact hold any interest in OOH, while Focus Media will retain a 100% interest in that business.

The Company has revised the referenced disclosure on pages 68, 117 and 120 of the amended Form 20-F to reflect the fact that the contemplated transaction is no longer an executory transaction.

SIMPSON THACHER & BARTLETT	6

6.	We note your response to comment 11 from our letter dated December 22, 2011. You state that in 2009 you returned to your core outdoor digital advertising business after realizing that certain acquisitions, particularly in non-core areas, were not producing the results you had expected. Additionally, you state that the business of OOH is considered non-core and it was among the business areas you considered exiting. However, we note in response to comment 10 from our letter dated December 22, 2011, you state that the planned transaction with GBL III and the Management Entities to gain equity in OOH was advantageous to you because the company had increased in value from $47.4 million in May 2007 to a present valuation of $70.0 million currently, or an increase of approximately 47.7%. Please reconcile.

The Company respectfully advises the Staff that, starting in 2009, it began pursuing a strategy of focusing on its core business, while considering various options to divest itself of non-core assets. As described in greater detail in the response to the Staff’s comment 8 below, the Company viewed the business of OOH as non-core. Despite the change in strategy, the Company continued to try to grow and maximize the value of each of its business areas. While the Company did successfully grow the OOH business, which contributed to increasing the value of this specific non-core asset, this achievement did not change the Company’s overall strategy or the Company’s conclusion that its non-core businesses in general did not produce the expected results. Moreover, as was previously disclosed, the proposed partial sale of OOH was structured to provide the Company with immediate benefits, while allowing the Company to retain an interest in the future potential upside of the OOH business and incentivizing OOH management with a stake in the business.

As noted in the response to the Staff’s comment 5 above, the relevant transactions have been terminated, and accordingly, the Company has revised the referenced disclosure on pages 68, 117 and 120 of the amended Form 20-F to reflect the fact that the contemplated transaction is no longer an executory transaction.

7.	We note your response to comments 12, 13 and 14 from our letter dated December 22, 2011. While the percentage of revenues is disclosed on page 9 and the VIE assets are disclosed on page F-17, due to the materiality of the VIE assets as a proportion of total assets, we continue to believe that MD&A and the notes to the financial statements should include a discussion of the VIE operations, assets, risks and uncertainties. Please revise.

The Company has revised the disclosures in MD&A on pages 7, 9, 10, 50, 56, 77, and 98 of the amended Form 20-F in response to the Staff’s comment.

SIMPSON THACHER & BARTLETT	7

However, with respect to the Staff’s request to revise the Company’s previously issued financial statements, the Company respectfully advises the Staff, as discussed in the response to the Staff’s comment 1 above, the combined assets of the PRC operating affiliates after excluding goodwill, account for only 3% of the Company’s total assets as of December 31, 2010. Accordingly, the combined revenue and assets (excluding goodwill) of the PRC operating affiliates represent only a small portion of the consolidated revenue and assets. The Company further notes that the majority of the advertising business is now conducted by the Company’s PRC operating subsidiaries, which has allowed the Company to significantly reduce its exposure to risks associated with the PRC operating affiliate structure. After considering the quantitative aspects of the PRC operating affiliates and the qualitative aspects of the proposed disclosures, the Company respectfully submits that the proposed disclosures are not material to an understanding of the Company’s previously issued financial statements. Further, as the proposed disclosures do not represent a change to correct an error in or the prior omission of a material disclosure required by GAAP, the Company respectfully maintains that the disclosures requested by the Staff would be more appropriately included in the Company’s 2011 consolidated financial statements which are expected to be issued shortly.

8.	We note your response to comment 15 from our letter dated December 22, 2011. Refer to your discussion of your OOH subsidiary on page 44. It is unclear from your discussion how the business of OOH can be differentiated from your other core business, since OOH also uses digital media devices and light boxes. Please expand the discussion on page 44 and in MD&A to compare and contrast your core businesses with the OOH business in order to support your conclusion that the OOH business is not similar to your other core businesses.

The Company has historically been primarily an advertising company that targets specific demographics using innovative digital advertising media in innovative locations, using assets it owns. The media assets of the Company’s core businesses, such as its LCD display network and poster frame network, tend to be placed in locations such as commercial and residential buildings, whose individual landlords may not control a sufficient number of advertising locations to attract advertisers. Thus, in order to attract advertisers, landlords generally need to connect with Focus Media, who may place advertisements on a large number of LCD screens and poster frames installed in the lobbies of such buildings across neighborhoods, entire cities or even nationwide. In addition, the Company’s core businesses primarily utilize digital media assets that can easily accommodate multiple advertisements in a given time period.

OOH is primarily an advertising company that targets a broader demographic with traditional advertising assets such as large traditional billboards placed on roads and streets. The assets of OOH tend to be much larger outdoor assets that individually may attract advertisers looking for a particular location for long stretches of time. OOH primarily relies on traditional media assets that only allow for one advertisement for a given time period.

Accordingly, the Company’s core LCD display network, poster frame and in-store networks serve a distinct purpose and attract advertisers with different needs than those who use the OOH assets. These distinctions between the Company’s core businesses, such as its LCD display network and poster frame network, and the traditional billboard network operated by OOH also result in significantly different cost structures, with the OOH business having much lower gross margins due to greater competition and diffusion of control in the traditional outdoor billboard market.

SIMPSON THACHER & BARTLETT	8

For the foregoing reasons, OOH is generally seen by advertisers, and the Company classifies it, as a more traditional type of advertising business, distinct from Focus Media’s original innovative targeted, digital asset-based business. Therefore, the Company views the business of OOH as non-core. The Company has revised the referenced disclosure on pages 44 and 45 of the amended Form 20-F to provide further clarification in this regard.

Acquisitions, page 79

9.	We note your response to comment 18 from our letter dated December 22, 2011. We note that you state that you are considering no longer providing disclosure of the resolution of contingent consideration, as you believe it is not required. Please confirm that you will disclose all changes in goodwill during the periods presented, which would include amounts for contingent consideration resolved and all contingent payments outstanding in your disclosure of commitments and contingencies pursuant to ASC 805-30-50.

The Company confirms that it will disclose in its 2011 Form 20-F: (1) all changes in goodwill during the periods presented, including amounts for contingent consideration resolved; and (2) all contingent payments outstanding, pursuant to ASC 805-30-50.

10.	We note your response to comment 18 from our letter dated December 22, 2011. Please revise the table to include columns disclosing the purchase price and loss on disposal as appropriate. Include the revised table in your response to this comment.

SIMPSON THACHER & BARTLETT	9

In response to the Staff’s comment, the Company has revised the table as follows:

			2009		2010
Acquired entity	Date of acquisition	Date of disposition	Amount paid during 2009	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2009	Amount paid during 2010	Acquisition (with earn-out arrangement) payable outstanding as of December 31, 2010	Resolved contingent consideration (up to date of disposal or up to December 31, 2010 where applicable)	Loss on disposal		Area of operations
			(in thousands of US$)
Dongguan Yaya	October 01, 2007	February 28, 2009	146	69	69	—	1,541	1,588		Mobile handset advertising
Catchstone	April 16, 2007	December 22, 2009	4,579	—	—	—	14,490	11,561		Internet Advertising
Wangmai	September 01, 2007	December 14, 2009	—	—	—	—	2,749	2,749		Internet Advertising
WonderAd	September 15, 2007	November 30, 2009	4,500	—	—	—	14,926	14,926		Internet Advertising
Jiahua	August 15, 2007	December 01, 2009	1,880	—	—	—	7,659	7,659		Internet Advertising
Jichuang	December 01, 2007	August 24, 2009	366	—	—	—	366	366		Internet Advertising
1024	March 01, 2008	December 18, 2009	—	—	—	—	3,397	3,397		Internet Advertising
Tuojia	February 28, 2007	August 30, 2009	—	—	—	—	7,958	3,636		Outdoor Billboard
Zhuhai Framdia	January 01, 2008	July 31, 2009	3,393	—	—	—	3,394	2,769		Poster Frame
Beijing Campus Framedia	December 31, 2006	March 30, 2009	—	—	—	—	1,407	563		Poster Frame
Shantou Framedia	January 01, 2008	January 30, 2009	293	—	—	—	379	241		Poster Frame
iResearch	May 01, 2007	July 31, 2010	—	—	—	—	6,767	N/A	(4)	Internet Advertising
Hua Guang OOH(1)	May 15, 2007	N/A	22,821	—	—	—	47,449	N/A		Outdoor Billboard
ACL(2)	September 30, 2006	N/A	—	—	—	—	2,804	N/A		Movie Theatre
Hangzhou Framedia(1)	January 31, 2007	N/A	8,534	1,366	3,867	1,154	21,179	N/A		Poster Frame
Jiangsu Framedia(1)	December 31, 2006	N/A	7,478	3,609	5,610	—	18,998	N/A		Poster Frame
Liaoning Framedia(3)	December 31, 2006	N/A	7,374	1,053	—	—	13,325	N/A		Poster Frame
Wuhan Framedia(3)	December 31, 2006	N/A	4,303	1,720	1,720	—	9,441	N/A		Poster Frame
Zhonglian Framedia(3)	September 01, 2007	N/A	12,943	2,565	10,920	—	24,622	N/A		Poster Frame
Sichuan Framedia(3)	January 01, 2008	N/A	6,350	1,318	1,318	—	8,770	N/A		Poster Frame
Zhengzhou Framedia(1)	September 30, 2007	N/A	636	1,402	1,227		2,272	N/A		Poster Frame
Changsha Framedia(1)	January 01, 2008	N/A	6,640	6,495	9,762	—	17,870	N/A		Poster Frame
Haerbin Focus Media(1)	March 01, 2007	N/A	2,381	—	1,061	35	4,205	N/A		LCD
Zhengzhou Focus Media(1)	October 01, 2006	N/A	1,564	220	1,297	1,125	5,314	N/A		LCD
Shijiazhuang Focus Media(1)	December 01, 2006	N/A	1,755	251	—	259	3,433	N/A		LCD
Jilin Focus Media(1)	January 15, 2007	N/A	1,287	184	—	611	3,498	N/A		LCD
Lanzhou Focus Media(1)	September 15, 2007	N/A	547	—	—	—	614	N/A		LCD

			99,770	20,252	36,851	3,184

(1)	Not terminated nor re-negotiated.
(2)	No contingent consideration is estimated as ACL was loss making.
(3)	Renegotiated.
(4)	A gain on disposal resulted from the disposition

SIMPSON THACHER & BARTLETT	10

Financial Statements

Note 3 — Variable Interest Entities, page F-16

11.	We note your response to comments 22 - 27 from our letter dated December 22, 2011. Please revise Note 3 to include all proposed disclosures requested in these comments in the notes to the financial statements pursuant to ASC 810-10-50, in addition to the proposed disclosure revisions provided to the staff for the Risk Factors section and MD&A.

The Company has revised the disclosures on pages 7 and 113 to 115 of the amended Form 20-F in response to the Staff’s comment.

However, with respect to the Staff’s request to revise the Company’s previously issued financial statements, for the reasons discussed in the response to the Staff’s comment 7 above, the Company respectfully submits that the proposed disclosures would be more appropriately included in the 2011 consolidated financial statements, which are expected to be issued shortly.

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If you have any questions regarding the annual report on Form 20-F, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

Very truly yours,

Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer

Focus Media Holding Limited